Exhibi 99.2

MEDIWOUND LTD.

PROXY FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON MAY 2, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, March 29, 2019, at the 2019 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, at 9:30 a.m. (Eastern Daylight Time) on Thursday, May 2, 2019, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the 2019 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  If no direction is made with respect to Proposals 1, 2, 4 and 7, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.  If no direction is made with respect to Proposals 3, 5 or 6, the undersigned will be deemed to have abstained from voting on either/both such proposal(s) (as applicable).  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

MAY 2, 2019

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
 envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.  PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 3A, 5A AND
6A RELATING TO PROPOSALS 3, 5 AND 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Items 3A, 5A and 6A)
PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” EACH OF ITEMS 3A, 5A AND 6A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 3, 5 AND 6, RESPECTIVELY.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 3, 5 and/or 6, you should check the box “AGAINST” Items 3A, 5A and/or 6A (as applicable). In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 3, 5 and/or 6 (as applicable) but will not count towards or against the special majority required for the approval of those proposals.

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEMS 3A, 5A OR 6A, YOUR VOTE WILL NOT BE COUNTED AT ALL FOR PROPOSALS 3, 5 AND/OR 6 (AS APPLICABLE).

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
		FOR	AGAINST	ABSTAIN
1.	Re-election of the following four incumbent directors:
	(a) Mr. Stephen T. Wills	☐	☐	☐
	(b) Mr. Ofer Gonen	☐	☐	☐
	(c) Mr. Assaf Segal	☐	☐	☐
	(d) Dr. Vickie R. Driver	☐	☐	☐
2.
Approval of the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm and authorization of the Board of Directors to fix said independent registered public accounting firm’s remuneration
		☐	☐	☐
3.	Approval of the compensation terms of Mr. Sharon Malka as the Company’s new CEO	☐	☐	☐
3A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 3 [MUST COMPLETE]	☐	☐	☐
4.	Approval of increased director fees and equity grant, to Mr. Stephen T. Wills, our Active Chairman of the Board	☐	☐	☐
5.	Approval of payment of cash severance fee to Mr. Gal Cohen, our outgoing President and CEO	☐	☐	☐
5A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 5 [MUST COMPLETE]	☐	☐	☐
6.	Approval of the 2018 annual bonus of Mr. Gal Cohen, our outgoing President and CEO	☐	☐	☐
6A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 6 [MUST COMPLETE]	☐	☐	☐
7.	Approval and ratification of the Company’s renewed director and officer liability insurance policy	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.